Ward B. Hinkle

Partner

Direct Dial: 716.848.1281

Direct Facsimile: 716.849.0349

whinkle@hodgsonruss.com

June 20, 2006

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: John L. Krug

Mailstop: 6010

Ladies/Gentlemen:

Re:

BiTech Pharma, Inc.

Amendment No. 1 to Form 10-SB

Filed May 8, 2006

File No. 0-51684

We are writing in response to your letter of June 5, 2006 concerning the above filing of BiTech Pharma, Inc. (the “Company”).  We are assisting King and Wood LLP in connection with their representation of the Company with respect to this filing, and they have asked us to advise you that the Company intends to file an amendment to the above registration that will be responsive to the comments in your letter, but that they currently anticipate that the Company will not be able to complete the filing until approximately July 7, 2006.

If you have any questions or comments concerning this matter, please contact the undersigned.

Very truly yours,

HODGSON RUSS LLP

By:/s/ Ward B. Hinkle

cc:  Jun Bao, President and CEO

Charles Law, Esq.--King & Wood

Dian Xu, Esq. -- King & Wood

Omer Ozden, Esq.

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